Exhibit 99.1

Canadian Solar Reports Second Quarter 2021 Results

Guelph, Ontario, August 12, 2021 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the quarter ended June 30, 2021.

Highlights

•	Solar module shipments of 3.7 GW in the second quarter of 2021, top end of 3.5 GW to 3.7 GW guidance.

•	Revenue increased 105% year-over-year (“yoy”) to a record $1.43 billion, in line with guidance of $1.4 billion to $1.5 billion.

•	Gross margin of 12.9%, ahead of guidance range of 9.5% to 10.5%.

•	Net income attributable to Canadian Solar of $11 million, or $0.18 per diluted share.

•	1.5 GWh of battery storage projects under construction and 19 GWh of total storage development pipeline.

•	Published the ESG Sustainability Report with updated disclosures aligned with global standards on July 29, 2021.

•	Carve-out IPO of CSI Solar subsidiary remains on track.

Dr. Shawn Qu, Chairman and CEO, commented, “I am pleased that we have turned the corner in the second quarter, delivering strong revenue growth and better-than-expected profitability. While market conditions remain challenging, we continue to focus on initiatives to strengthen our long-term positioning such as growing our pipeline of valuable solar and battery storage projects, and differentiating our technology and product offering through value-add system solutions. Notably, we have made significant progress in growing, executing and monetizing our battery storage projects and will update the market in due course.

“At the same time, we are also fully incorporating environmental, social and governance factors in all our major business decisions, and recently published our latest ESG Sustainability Report. As an example, we are establishing our first manufacturing facility of 10 GW ingot capacity in Qinghai Province, which will help us meaningfully reduce the carbon footprint of our products as nearly 90% of Qinghai’s installed power capacity is clean energy.

“Separately, the carve-out IPO of CSI Solar remains on track, with the listing application materials having been submitted. We are now addressing comments from the Shanghai Stock Exchange in accordance with usual review procedures.”

Yan Zhuang, President of Canadian Solar’s CSI Solar subsidiary, said, “Although polysilicon and transportation costs remained elevated, we continue to raise module pricing, prioritize margins while maximizing capacity utilization, and continue to improve on our product and manufacturing efficiency as we take further cost control measures. During the second quarter, we also delivered our first batch of large-scale battery storage shipments. While we anticipate and respond to short-term market fluctuations, our long-term growth strategy remains unchanged. That is, to grow market share through capacity expansion, improve pricing power through technology differentiation and optimized channel structure, and gain more control over our supply chain through upstream positioning.”

Ismael Guerrero, Corporate VP and President of Canadian Solar’s Global Energy subsidiary, said, “We have seen a meaningful increase in demand for our solar and battery storage projects driven by both existing and new low cost of capital market players. This demonstrates that the capital pool for clean energy infrastructure assets is both broadening and deepening, yet the supply of these assets remains scarce. We are positioned to benefit from these trends with a global solar project pipeline of 22 GW of which nearly 6 GW is contracted and/or under construction. We also have a global battery storage project pipeline of 19 GWh of which 2.3 GWh is contracted and/or under construction. Recently, we started signing higher priced PPAs (power purchase agreements), which are helping to offset the impact of higher equipment costs. Meanwhile, we continue to execute on our strategy to grow our base of recurring income through expanding our market share in services such as operations and maintenance and long-term ownership of project investment vehicles.”

Dr. Huifeng Chang, Senior VP and CFO, added, “We posted our highest quarterly revenue of $1.43 billion in the second quarter and made significant progress to capitalize on growth in the battery storage market. We ended the second quarter with $1.3 billion in cash, and have raised approximately $110 million to date from our at-the-market equity offering program, which is well on track. We also took the opportunity to lengthen the overall maturity profile of our debt during the quarter to further improve our financial position.”

Second Quarter 2021 Results

Total module shipments in the second quarter of 2021 were 3.66 GW, a 26% yoy increase and 17% quarter-over-quarter (“qoq”) increase. Of the total, 167 MW was shipped to the Company’s own utility-scale solar power projects.

Net revenue in the second quarter of 2021 grew by 105% yoy and 31% qoq to $1,430 million. The sequential improvement was driven by an increase in module shipments and average selling price (“ASP”), growth in beyond-module sales and a higher revenue contribution from battery storage shipments, partially offset by lower project sales.

Gross profit in the second quarter of 2021 was $185 million, down 5% qoq but up 26% yoy. Gross margin in the second quarter of 2021 was 12.9%, above guidance of 9.5% to 10.5% driven by higher module ASP, manufacturing efficiency improvements and a greater contribution from battery storage shipments and beyond-module sales. Sequentially, the second quarter gross margin was below first quarter 2021 gross margin of 17.9% mainly driven by lower project sales margin due to a geographic mix shift.

Total operating expenses in the second quarter of 2021 were $158 million compared to $151 million in the first quarter of 2021. The sequential increase was mainly driven by higher shipping and handling expenses and a decrease in other operating income, partially offset by a customer claim reversal.

Non-cash depreciation and amortization charges in the second quarter of 2021 were $66 million, compared to $62 million in the first quarter of 2021, and $48 million in the second quarter of 2020. The sequential increase was driven by CSI Solar’s capacity expansion as reflected in higher property, plant and equipment.

Net foreign exchange loss in the second quarter of 2021 was $3 million, compared to a net loss of $7 million in the first quarter of 2021 and a net loss of $5 million in the second quarter of 2020.

Income tax benefit in the second quarter of 2021 was $2 million, compared to $14 million of income tax expense in the first quarter of 2021 and $9 million of income tax expense in the second quarter of 2020. The benefit reflected lower effective tax rate and lower impact from high tax jurisdictions.

Net income attributable to Canadian Solar in the second quarter of 2021 was $11 million, or $0.18 per diluted share, compared to net income of $23 million, or $0.36 per diluted share in the first quarter of 2021. The decline in net income was driven by lower gross profit and higher operating expenses, partially offset by the income tax benefit.

Net cash used by operating activities in the second quarter of 2021 was $61 million, compared to $83 million in the first quarter of 2021. The operating cash outflow was mainly driven by an increase in accounts receivable and a continued increase in inventory, as a result of capacity expansion as well as a tactical hedge against input cost and ASP inflation. This was partially offset by higher accounts and notes payables.

Total debt in the second quarter of 2021 was $2.23 billion, compared to $2.28 billion in the first quarter of 2021. The decrease in total debt was mainly driven by a reduction of project financing upon project sales, partially offset by new borrowing and existing facility drawdowns. Non-recourse debt used to finance solar power projects decreased to $454 million in the second quarter of 2021 from $522 million in the first quarter of 2021 as a result of project sales.

Battery Storage Opportunities

Canadian Solar is strategically positioned in the battery storage market, both in solar plus battery storage, as well as in stand-alone storage opportunities. The rapid growth of the energy storage market is driven by technology improvements, declining battery storage costs, rising penetration of renewable energy and accelerating retirements of fossil fuel capacity.

Canadian Solar has a strong brand recognition and global network given its leadership in both module manufacturing and solar project development. Both CSI Solar and Global Energy have focused strategically on their respective energy storage businesses:

•	Under Global Energy, energy storage project development is now fully integrated within the main solar development teams. Given the segment’s large and growing pipeline, it is positioned to capture utility-scale energy storage projects.

•	Under CSI Solar, the battery storage solutions team focuses on delivering bankable, end-to-end, integrated battery storage solutions for utility scale, commercial and industrial, as well as residential applications. These systems solutions will be complemented with long term service agreements, including future battery capacity augmentation services.

While there are synergies between the Global Energy and CSI Solar teams, both operate independently and on different sections of the battery storage value chain. The project pipeline for each team should be assessed independently. Please refer to the Global Energy and CSI Solar sections of this document for specific pipeline figures.

Global Energy Segment

Canadian Solar has one of the world’s largest and most geographically diversified utility-scale solar and energy storage project development platforms, with a strong track record of originating, developing, financing and building over 6.1 GWp of solar power plants across six continents. The Company has built a leadership position in solar project development with over 22 GWp total pipeline, as well as in energy storage project development with over 19 GWh of aggregate pipeline.

The continued pipeline expansion and strong project development track record will support Global Energy’s growth in three key areas:

1.	Project sales: The Company plans to grow its volume of project sales by a compound annual growth rate of 25% over the next five years, well ahead of global market growth rate of approximately 20% according to many research reports.

2.	Investment vehicles: The Company is optimizing its project monetization strategy by establishing local investment vehicles that will help maximize the value of its project assets. The Company also intends to retain minority ownership in these vehicles. By 2025, the Company plans to reach at least 1 GW of combined net ownership in solar power projects through these vehicles. This approach will help the Company build and grow a stable base of long-term cash flows from contracted electricity. The Company will be able to recycle a large portion of the capital into developing new solar projects for growth. Meanwhile, Canadian Solar expects to capture additional operational value throughout the partial ownership period, including long-term cash flows from power sales, operations and maintenance (O&M), asset management and other services (see point 3). The Company currently owns a 15% stake in the Canadian Solar Infrastructure Fund (“CSIF”, TSE: 9284), the largest listed Japanese infrastructure fund on the Tokyo Stock Exchange. The Company also established the Brazilian Participation Fund for Infrastructure projects (FIP-IE). Similar project investment vehicles in certain European countries are also currently underway. Through launching these localized vehicles, Canadian Solar is building up its expertise in designing investment vehicles in local markets that will help maximize the value of its project assets.

3.	Services: Canadian Solar currently manages over 2 GW of operational projects under long-term O&M agreements, and an additional 2 GW of contracted projects that will be operated and maintained by the Company once they are placed in operation. The Company’s target is to reach 11 GW of projects under O&M agreements by 2025.

Management targets to achieve the following over the next 5 years:

Global Energy Targets	2021	2022	2023	2024	2025
Annual Project Sales, GWp	1.8-2.3	2.4-2.9	3.2-3.7	3.6-4.1	4.0-4.5
Operational O&M Projects, GWp	2.6	4.0	6.5	9.2	11.0
Net Cumulative Projects Retained, MWp	200	400	760	960	1,000
Gross Cumulative Projects Retained, MWp	650	1,300	2,650	3,150	3,400

Solar Project Pipeline

As of June 30, 2021, the Company’s total project pipeline was 22.2 GWp, including 1.7 GWp under construction, 4.1 GWp of backlog, and 16.4 GWp of earlier stage pipeline. The backlog includes projects that have passed their Risk Cliff Date and are expected to be built in the next one to four years. A project’s Risk Cliff Date depends on the country where the project is located and is defined as the date on which the project passes the last high-risk development stage. This is usually after the projects have received all the required environmental and regulatory approvals, interconnection agreements, feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). Over 90% of projects in backlog are contracted (i.e., have secured a PPA or FIT), and the remaining are reasonably assured of securing PPAs.

The Company’s pipeline includes early- to mid-stage project opportunities currently under development but that are yet to be de-risked.

The following table presents the Company’s total project pipeline.

	Total Project Pipeline (as of June 30, 2021) – MWp
Region	In Construction	Backlog	Pipeline	Total
North America	115	744	4,900	5,759
Latin America	981*	2,100	4,310	7,391
Europe, the Middle East and Africa (“EMEA”)	-	455*	3,632	4,087
Japan	145	236	72	453
Asia Pacific excluding Japan and China	347	191	1,547	2,085
China (part of CSI Solar)	80	403	1,920	2,403
Total	1,668	4,129	16,381	22,178

*Note: Gross MWp size of projects includes 573 MWp in construction in Latin America, and 110 MWp in backlog in EMEA, that are not owned by Canadian Solar or have been sold to third parties.

The Company has 381 MWp of premium, high FIT projects in Japan. The table below sets forth the expected COD schedule of the Company’s project backlog in development and construction in Japan, as of June 30, 2021:

Expected COD Schedule – MWp
2021	2022	2023 and thereafter	Total
31	190	160	381

Battery Storage Project Pipeline

The Global Energy segment has been actively developing utility-scale solar plus energy storage projects, as well as stand-alone battery storage projects. The Company found that virtually all its solar power projects under development can co-host energy storage facilities and has done so since the first quarter of 2021. By co-hosting energy storage facilities with solar power plants on the same piece of land and using the same interconnection point, the Company expects to significantly enhance the value of its assets under development.

Canadian Solar has already signed several storage tolling agreements with a variety of power purchasers, including community choice aggregators, investor-owned utilities, universities, and public utility districts. The Company has also signed development services agreements to retrofit operational solar projects with battery storage, many of which were previously developed by the Company.

The table below sets forth Global Energy’s storage project development backlog and pipeline.

	Storage Project Development Backlog and Pipeline (as of June 30, 2021) – MWh
Region	In Construction	Backlog	Pipeline	Total
North America	1,501	800	9,285	11,586
Latin America	-	-	4,505	4,505
Europe, the Middle East and Africa (“EMEA”)	-	-	1,242	1,242
Japan	-	-	19	19
Asia Pacific excluding Japan	-	-	1,910	1,910
Total	1,501	800	16,961	19,262

Solar Power Plants and Battery Storage Projects in Operation

As of June 30, 2021, the Company’s solar power plants in operation totaled 391 MWp, with a combined estimated net resale value of approximately $390 million to Canadian Solar. The estimated resale value is based on selling prices that Canadian Solar is currently negotiating or transaction prices of similar assets in the relevant markets.

Solar Power Plants in Operation – MWp
Latin America	Japan	Asia Pacific ex. Japan and China	China	Total
100	28	61	202	391

Note: Gross MWp size of projects, includes 26 MWp in Asia Pacific ex. Japan and China already sold to third parties. China portfolio is part of CSI Solar.

Operating Results

The following table presents unaudited select results of operations data of the Company’s Global Energy segment.

Global Energy Segment Financial Results (In Thousands of U.S. Dollars, Except Percentages and Unless Otherwise Stated)
	Three Months Ended			Six Months Ended
	June 30, 2021	March 31, 2021	June 30, 2020*	June 30, 2021	June 30, 2020*
Net revenues	280,614	471,062	32,433	751,676	274,983
Cost of revenues	268,855	358,037	29,080	626,892	183,014
Gross profit	11,759	113,025	3,353	124,784	91,969
Operating expenses	15,632	27,944	17,991	43,576	45,777
Income (loss) from operations	(3,873)	85,081	(14,638)	81,208	46,192
Gross margin	4.2%	24.0%	10.3%	16.6%	33.4%
Operating margin	-1.4%	18.1%	-45.1%	10.8%	16.8%

*Historical amounts for the three months and six months ended June 30, 2020 have been revised to conform to current period presentation

CSI Solar Segment

CSI Solar’s 2021 and 2022 capacity expansion targets are detailed below.

Manufacturing Capacity, GW (as of period end)
	FY20 Actual	1H21 Actual	FY21 Plan
Ingot	2.1	5.1	5.1
Wafer	6.3	8.7	11.5
Cell	9.6	13.3	13.9
Module	16.1	19.7	22.7

Note: CSI Solar’s capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents unaudited select results of operations data of the CSI Solar segment for the periods indicated.

CSI Solar Segment Financial Results* (In Thousands of U.S. Dollars, Except Percentages and Unless Otherwise Stated)
	Three Months Ended			Six Months Ended
	June 30, 2021	March 31, 2021	June 30, 2020**	June 30, 2021	June 30, 2020**
Net revenues	1,183,958	695,152	709,180	1,879,110	1,398,927
Cost of revenues	1,028,470	627,694	551,812	1,656,164	1,079,390
Gross profit	155,488	67,458	157,368	222,946	319,537
Operating expenses	140,516	120,126	79,484	260,642	157,472
Income (loss) from operations	14,972	(52,668)	77,884	(37,696)	162,065
Gross margin	13.1%	9.7%	22.2%	11.9%	22.8%
Operating margin	1.3%	-7.6%	11.0%	-2.0%	11.6%

* Includes effects of both sales to third party customers and to the Company’s Global Energy Segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments

** Historical amounts for the three months and six months ended June 30, 2020 have been revised to conform to current period presentation

The table below provides the geographic distribution of the net revenue of CSI Solar:

CSI Solar Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)
	Q2 2021	% of Net Revenues	Q1 2021	% of Net Revenues	Q2 2020	% of Net Revenues
Asia	527	46	240	39	265	40
Americas	421	37	261	42	211	32
Europe and others	201	17	117	19	187	28
Total	1,149	100	618	100	663	100

*Excludes sales from CSI Solar to Global Energy.

CSI Solar shipped 3.7 GW of modules to nearly 80 countries in the second quarter of 2021. The top five markets ranked by shipments were China, the U.S., Brazil, Germany and Japan.

Battery Storage Solutions

Within CSI Solar, the battery storage solutions team delivers competitive turnkey, integrated battery storage solutions, including bankable and fully wrapped capacity and performance guarantees. These guarantees are complemented with long term operations and maintenance agreements, which include future battery capacity augmentation services and bring in longer term, stable income.

The table below sets forth CSI Solar’s battery storage system integration’s contracted projects and/or under construction, those in high probability forecast, and pipeline, as of June 30, 2021.

	Contracted/ In Construction	Forecast	Pipeline	Total
Storage (MWh)	861	1,400	4,351	6,612

Contracted/in construction projects are expected to be delivered within the next 12 to 18 months. Forecast projects include those that have more than 75% probability of being contracted within the next 12 months, and the remaining pipeline includes projects that have been identified but have a below 75% probability of being contracted.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, and the global impact of the ongoing COVID-19 pandemic. Management’s views and estimates are subject to change without notice.

For the third quarter of 2021, the Company expects total module shipments to be in the range of 3.8 GW to 4.0 GW, including approximately 275 MW of module shipments to the Company’s own projects. Total revenues are expected to be in the range of $1.2 billion to $1.4 billion. Gross margin is expected to be between 14% and 16%.

The Company reiterates its expectation that full year 2021 revenue will be in the range of $5.6 billion to $6.0 billion, while slightly reducing its full year 2021 total module shipment guidance to 16 GW to 17 GW from 18 GW to 20 GW previously. The Company reiterates its project sales guidance of 1.8 GW to 2.3 GW and total battery storage shipment guidance of 810 MWh to 860 MWh for the full year 2021.

Dr. Shawn Qu, Chairman and CEO, commented, “While we continue to navigate volatile market conditions, we expect Canadian Solar’s performance to improve through the remainder of 2021 both in shipment volume, profitability and project sale execution. The wider-than-usual revenue and profitability range for the third quarter reflects the timing of certain project sales which may be recognized towards the end of the quarter or early in the following one. Additionally, we expect higher module ASPs to offset the lowered full year module shipments and therefore full year revenue guidance is unchanged. Canadian Solar continues to expect market share gains in 2021 as the trimmed shipment guidance is reflective of marginally softer global demand expectations as a response to higher equipment costs.

“Structurally, demand for solar energy and battery storage continues to grow strongly. Canadian Solar is well positioned to capture long-term growth through continued investments in high quality capacity, project pipeline and technology R&D, and continues to focus on delivering long-term sustainable returns for shareholders.”

Recent Developments

On August 10, 2021, Canadian Solar announced its wholly owned subsidiary Recurrent Energy signed a 15-year Resource Adequacy agreement with Pacific Gas & Electric to provide 150 MW / 600 MWh of energy storage in phase 2 of the Crimson project. The full Crimson project of 350 MW / 1,400 MWh will be one of the largest battery energy storage projects in the world when it comes online beginning in summer 2022.

On July 29, 2021, Canadian Solar published its 2020 Sustainability Report, which provides an extensive analysis of the Company’s environmental, social and governance performance, and establishment of organizational structures and target metrics to incorporate ESG into every major business decision.

On July 27, 2021, Canadian Solar announced it closed a BRL500 million (approximately US$100 million) financing facility with Brazilian banks BTG Pactual and Itaú BBA to support the development and construction of its solar projects in Brazil. The facility will fund up to 70% of Canadian Solar’s equity contribution in a subset of its Brazilian project portfolio, a unique structure in the local market.

On July 21, 2021, Canadian Solar announced its wholly owned subsidiary Recurrent Energy completed the sale of the Maplewood 1 and Maplewood 2 solar projects in Texas to a leading U.S. annuity and life insurance company. The two projects, with a combined capacity of 328 MWp, are currently under construction and are expected to reach commercial operation before the end of Q3 2021.

On July 14, 2021, Canadian Solar announced it signed a 10-year power purchase agreement with Centrica Energy Trading A/S for two solar power projects totaling 12 MWp in Italy.

On July 12, 2021, Canadian Solar announced it was awarded the first utility-scale battery storage project in Colombia of 45 MW / 45 MWh. The project will consist of a 45 MWh lithium-ion battery energy storage system and is expected to reach commercial operation by June 2023. The project is granted with a 15-year revenue structure with the Colombian government and is indexed to the country's inflation or producer price index.

On June 29, 2021, Canadian Solar announced it was awarded 86 MWp in Japan’s 8th solar energy auction, accounting for the largest share of the total capacity auctioned. The projects are expected to reach commercial operation between the years of 2024 and 2026. Once constructed, these projects will enter into a 20-year power purchase agreement with Tohoku Power Electric Company at a weighted average rate of ¥10.77 ($0.098) per kWh.

On June 28, 2021, Canadian Solar announced its majority-owned subsidiary CSI Solar Co., Ltd. (“CSI Solar”) submitted the application documents for its potential initial public offering (“IPO”) and listing on the Science and Technology Innovation Board (the “STAR” Market) of the Shanghai Stock Exchange. The documents have been received by the Shanghai Stock Exchange.

On June 24, 2021, Canadian Solar announced it secured EUR50 million bilateral corporate facility with Banco Santander, S.A. ("Santander") to support growth of its project development pipeline in the EMEA region, further diversifying the Company’s sources of financing.

On June 22, 2021, Canadian Solar announced its wholly owned subsidiary Recurrent Energy expanded its energy storage footprint in the U.S., with several leading Battery Energy Storage Systems (“BESS”) contracted totaling 2.3 GWh to be built in 2021 and 2022. These projects span retrofits as-a-service, solar plus storage PPAs, and stand-alone storage tolling agreements.

On May 24, 2021, Canadian Solar announced it signed a 10-year power purchase agreement with Axpo Italia for the purchase of energy produced by two solar power plants totaling 12 MWp under development by Canadian Solar in Italy.

Conference Call Information

The Company will hold a conference call at 8:00 a.m. U.S. Eastern Daylight Time on Thursday, August 12, 2021 (8:00 p.m., Thursday, August 12, 2021 in Hong Kong) to discuss its second quarter 2021 results and business outlook. The dial-in phone number for the live audio call is +1-866-519-4004 (toll-free from the U.S.), +852-3018-6771 (local dial-in from Hong Kong), 400-6208-038 (local dial-in from Mainland China) or +1 845-675-0437 from international locations. The passcode for the call is 9437597. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 9:00 a.m. U.S. Eastern Daylight Time on Friday, August 20, 2021 (9:00 p.m., August 20, 2021 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from Hong Kong), 400-6322-162 (toll-free from Mainland China) or +1-646-254-3697 from international locations. The passcode for the replay is 9437597. A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world's largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 20 years, Canadian Solar has successfully delivered over 59 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 6.1 GWp in over 20 countries across the world. Currently, the Company has around 400 MWp of projects in operation, nearly 6 GWp of projects under construction or in backlog (late-stage), and an additional 16 GWp of projects in pipeline (mid- to early- stage). Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., China and Brazil; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company's SEC filings, including its annual report on Form 20-F filed on April 19, 2021. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Global Energy businesses. Historical amounts for the three months and six months ended June 30, 2020 have been revised to conform to current period presentation:

	Select Financial Data – CSI Solar and Global Energy
	Three Months Ended June 30, 2021 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	1,183,958	280,614	(34,911)	1,429,661
Cost of revenues	1,028,470	268,855	(52,451)	1,244,874
Gross profit	155,488	11,759	17,540	184,787
Gross margin	13.1%	4.2%	—	12.9%
Income (loss) from operations	14,972	(3,873)	15,281	26,380

	Select Financial Data – CSI Solar and Global Energy
	Six Months Ended June 30, 2021 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	1,879,110	751,676	(111,786)	2,519,000
Cost of revenues	1,656,164	626,892	(143,445)	2,139,611
Gross profit	222,946	124,784	31,659	379,389
Gross margin	11.9%	16.6%	—	15.1%
Income (loss) from operations	(37,696)	81,208	26,351	69,863

	Select Financial Data - CSI Solar and Global Energy
	Three Months Ended June 30, 2020 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items(1)	Total
Net revenues	709,180	32,433	(45,767)	695,846
Cost of revenues	551,812	29,080	(32,258)	548,634
Gross profit	157,368	3,353	(13,509)	147,212
Gross margin	22.2%	10.3%	—	21.2%
Income (loss) from operations	77,884	(14,638)	(17,778)	45,468

	Select Financial Data - CSI Solar and Global Energy
	Six Months Ended June 30, 2020 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items(1)	Total
Net revenues	1,398,927	274,983	(152,429)	1,521,481
Cost of revenues	1,079,390	183,014	(111,332)	1,151,072
Gross profit	319,537	91,969	(41,097)	370,409
Gross margin	22.8%	33.4%	—	24.3%
Income from operations	162,065	46,192	(49,353)	158,904

(1) Includes inter-segment elimination, and unallocated corporate costs not considered part of management’s evaluation of reportable segment operating performance.

	Select Financial Data - CSI Solar and Global Energy
	Three Months Ended June 30, 2021	Three Months Ended March 31, 2021	Three Months Ended December 31, 2020	Three Months Ended June 30, 2020

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	843,463	552,247	586,820	597,461
Solar system kits	88,057	36,071	39,071	42,901
Battery storage solutions	68,890	2,358	4,953	-
China energy (incl. electricity sales)	94,347	7,095	15,194	16,141
Others	54,290	20,506	21,999	6,910
Subtotal	1,149,047	618,277	668,037	663,413
Global Energy Revenues:
Solar power projects	266,598	452,847	354,671	2,685
O&M and asset management services	8,607	9,966	8,365	6,321
Others	5,409	8,249	9,581	23,427
Subtotal	280,614	471,062	372,617	32,433
Total net revenues	1,429,661	1,089,339	1,040,654	695,846

	Select Financial Data - CSI Solar and Global Energy
	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	1,395,710	1,133,790
Solar system kits	124,128	72,098
Battery storage solutions	71,248	-
China energy (incl. electricity sales)	101,442	19,944
Others	74,796	20,666
Subtotal	1,767,324	1,246,498
Global Energy Revenues:
Solar power projects	719,445	230,438
O&M and asset management services	18,573	11,485
Others	13,658	33,060
Subtotal	751,676	274,983
Total net revenues	2,519,000	1,521,481

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data and Unless Otherwise Stated)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Net revenues	$1,429,661	$1,089,339	$695,846	$2,519,000	$1,521,481
Cost of revenues	1,244,874	894,737	548,634	2,139,611	1,151,072

Gross profit	184,787	194,602	147,212	379,389	370,409

Operating expenses:
Selling and distribution expenses	83,581	84,080	53,463	167,661	106,122
General and administrative expenses	68,578	67,457	46,354	136,035	99,315
Research and development expenses	13,158	12,450	10,924	25,608	20,980
Other operating income	(6,910)	(12,868)	(8,997)	(19,778)	(14,912)
Total operating expenses	158,407	151,119	101,744	309,526	211,505

Income from operations	26,380	43,483	45,468	69,863	158,904
Other income (expenses):
Interest expense	(14,795)	(14,673)	(16,960)	(29,468)	(35,973)
Interest income	2,837	3,248	2,081	6,085	4,859
Gain (loss) on change in fair value of derivatives, net	(12,150)	12,572	(2,349)	422	30,759
Foreign exchange gain (loss), net	8,884	(19,648)	(2,192)	(10,764)	(36,311)
Investment income (loss)	5,154	1,263	1,525	6,417	(12,487)
Other expenses, net	(10,070)	(17,238)	(17,895)	(27,308)	(49,153)

Income before income taxes and equity in earnings of unconsolidated investees	16,310	26,245	27,573	42,555	109,751
Income tax benefit (expense)	1,645	(13,852)	(8,899)	(12,207)	20,154
Equity in earnings of unconsolidated investees	585	1,203	1,739	1,788	1,755
Net income	18,540	13,596	20,413	32,136	131,660

Less: Net income (loss) attributable to non-controlling interests	7,279	(9,183)	(191)	(1,904)	425

Net income attributable to Canadian Solar Inc.	$11,261	$22,779	$20,604	$34,040	$131,235

Earnings per share - basic	$0.19	$0.38	$0.35	$0.57	$2.20
Shares used in computation - basic	60,288,824	59,862,901	59,371,856	60,077,039	59,539,092
Earnings per share - diluted	$0.18	$0.36	$0.34	$0.54	$2.18
Shares used in computation - diluted	61,339,043	67,531,709	59,793,196	67,580,787	60,127,369

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

(In Thousands of U.S. Dollars)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Net Income	$18,540	$13,596	$20,413	$32,136	$131,660
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	9,629	(31,702)	30,997	(22,073)	(14,974)
De-recognition of commodity hedge and interest rate swap	—	—	4,439	—	4,439
Loss on changes in fair value of derivatives	—	—	(104)	—	(4,115)
Comprehensive income (loss)	28,169	(18,106)	55,745	10,063	117,010
Less: comprehensive income(loss) attributable to non-controlling interests	8,760	(15,692)	3,802	(6,932)	2,361
Comprehensive income (loss) attributable to Canadian Solar Inc.	$19,409	$(2,414)	$51,943	$16,995	$114,649

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

	June 30,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$814,193	$1,178,752
Restricted cash	493,776	458,334
Accounts receivable trade, net	624,754	408,958
Accounts receivable, unbilled	39,478	28,461
Amounts due from related parties	35,721	5,834
Inventories	1,129,964	695,981
Value added tax recoverable	121,956	102,460
Advances to suppliers	178,155	182,146
Derivative assets	3,372	23,351
Project assets	563,245	747,764
Prepaid expenses and other current assets	357,153	353,781
Total current assets	4,361,767	4,185,822
Restricted cash	3,364	2,629
Property, plant and equipment, net	1,397,768	1,157,731
Solar power systems, net	160,263	158,262
Deferred tax assets, net	195,657	170,656
Advances to suppliers	100,042	97,173
Prepaid land use right	71,011	62,414
Investments in affiliates	62,519	78,291
Intangible assets, net	20,444	22,429
Project assets	389,967	389,702
Right-of-use assets	30,555	26,793
Other non-current assets	231,250	184,952
TOTAL ASSETS	$7,024,607	$6,536,854

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets (Continued)
(In Thousands of U.S. Dollars)

	June 30,	December 31,
	2021	2020
Current liabilities:
Short-term borrowings	$867,450	$1,202,285
Long-term borrowings on project assets - current	490,956	198,794
Accounts payable	762,272	514,742
Notes payable	817,037	710,636
Amounts due to related parties	282	314
Other payables	658,279	508,839
Advance from customers	132,619	189,470
Derivative liabilities	6,062	10,755
Operating lease liabilities	11,992	15,204
Other current liabilities	122,027	237,316
Total current liabilities	3,868,976	3,588,355
Accrued warranty costs	49,264	37,732
Long-term borrowings	530,760	446,090
Convertible notes	223,895	223,214
Liability for uncertain tax positions	15,764	14,729
Deferred tax liabilities	49,741	49,080
Loss contingency accruals	29,249	26,458
Operating lease liabilities	18,950	13,232
Financing liabilities	82,692	81,871
Other non-current liabilities	191,057	163,308
TOTAL LIABILITIES	5,060,348	4,644,069
Equity:
Common shares	744,886	687,033
Additional paid-in capital	(22,476)	(28,236)
Retained earnings	974,344	940,304
Accumulated other comprehensive loss	(45,724)	(28,679)
Total Canadian Solar Inc. shareholders' equity	1,651,030	1,570,422
Non-controlling interests in subsidiaries	313,229	322,363
TOTAL EQUITY	1,964,259	1,892,785
TOTAL LIABILITIES AND EQUITY	$7,024,607	$6,536,854